UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

JMG Exploration Inc.

 (Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

46621A109

(CUSIP Number)

August 29, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not

Required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP NUMBER: 46621A109

1. Names of Reporting Persons Justin Yorke
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 118,000
6. Shared Voting Power 2,422,946
7. Sole Dispositive Power 118,000
8. Shared Dispositive Power 2,422,946
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,540,946[1]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 12.9%[2] (2)
12. Type of Reporting Person (See Instructions) IN

13G

CUSIP NUMBER: 46621A109

ITEM 1.

(a)

Name of Issuer:

JMG Exploration Inc.

(b)

Address of Issuer’s Principal Executive Offices:

600 North Brand Boulevard, Suite 230

Glendale, California 91203

ITEM 2.

(a)

Name of Person Filing:

Justin Yorke

(b)

Address of Principal Business Office, or if None, Residence:

4 Richland Place

Pasadena, California 91103

(c)

Citizenship:  United States

(d)

Title of Class of Securities:  Common Stock, par value $0.01

(e)

CUSIP Number:

46621A109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK

WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP

(a)

Amount beneficially owned:

2,540,9463

(b)

Percent of Class:

12.9%4

(c)

Number of shares as to which such person has:

13G

(i)

Sole power to vote or to direct the vote

118,000

(ii)

Shared power to vote or to direct the vote

2,422,946

(iii)

Sole power to dispose or to direct the disposition of

118,000

(iv)

Shared power to dispose or to direct the disposition of

2,422,946

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE

SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2012

________________________________

(Date)

/s/ Justin Yorke

________________________________

Justin Yorke

Footnotes

1 The share numbers contained herein assume that the Issuer has affected a reverse 2 for 1 stock split of its Common Stock and has issued 16,997,398 shares of its Common Stock to the former shareholders of Ad-Vantage Networks, Inc. (“ADVN”), which merged into the issuer effective August 31, 2012.  The shares of Common Stock and warrants to purchase shares of Common Stock received by the ADVN shareholders are referred to herein as “ADVN Stockholder Shares” and “ADVN Stockholder Warrants,” respectively. These shares include 1,232,290 ADVN Stockholder Shares owned by San Gabriel Fund, LLC, a Delaware limited liability company of which Mr. Yorke is the sole manager; 1,185,660 ADVN Stockholder Shares owned by JMW Fund, LLC, a Delaware limited liability company of which Mr. Yorke is the sole manager, options to purchase 42,500 shares of Common Stock and 75,500 ADVN Stockholder Warrants owned by Mr. Yorke personally, and 5,000 shares of Common Stock owned by the Richland Fund, LLC, a Delaware limited liability company of which Mr. Yorke is the sole manager.

2 Based upon 19,707,398 shares of Issuer’s Common Stock outstanding (including 16,997,398 ADVN Stockholder Shares) and 75,500 ADVN Stockholder Warrants and 42,500 options to purchase Common Stock exercisable as of October 1, 2012.

3   The share numbers contained herein assume that the Issuer has affected a reverse 2 for 1 stock split of its Common Stock and has issued 16,997,398 shares of its Common Stock to the former shareholders of Ad-Vantage Networks, Inc. (“ADVN”), which merged into the issuer effective August 31, 2012.  The shares of Common Stock and warrants to purchase shares of Common Stock received by the ADVN shareholders are referred to herein as “ADVN Stockholder Shares” and “ADVN Stockholder Warrants,” respectively. These shares include 1,232,290 ADVN Stockholder Shares owned by San Gabriel Fund, LLC, a Delaware limited liability company of which Mr. Yorke is the sole manager; 1,185,660 ADVN Stockholder Shares owned by JMW Fund, LLC, a Delaware limited liability company of which Mr. Yorke is the sole manager, options to purchase 42,500 shares of Common Stock and 75,500 ADVN Stockholder Warrants owned by Mr. Yorke personally, and 5,000 shares of Common Stock owned by the Richland Fund, LLC, a Delaware limited liability company of which Mr. Yorke is the sole manager.

4 Based upon 19,707,398 shares of Issuer’s Common Stock outstanding (including 16,997,398 ADVN Stockholder Shares) and 75,500 ADVN Stockholder Warrants and 42,500 options to purchase Common Stock exercisable as of October 1, 2012.